Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

DATE OF BOARD MEETING AND DATE OF PUBLICATION OF RESULTS ANNOUNCEMENT FOR THE SECOND QUARTER AND FIRST HALF OF 2024

The board of directors of NetEase, Inc. (the “Company”) will hold a board meeting on Wednesday, August 21, 2024 (Beijing/Hong Kong time) for the purposes of, among other matters, approving the Company’s unaudited results and announcement for the second quarter and first half year ended June 30, 2024 and the quarterly dividend for the second quarter of 2024 (the “Results”). The Company will announce the Results at or around 6:00 p.m. on Thursday, August 22, 2024 (Beijing/Hong Kong time) on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

The earnings teleconference call with simultaneous webcast will take place at 8:00 p.m. on Thursday, August 22, 2024 (Beijing/Hong Kong time). The Company’s management will be on the call to discuss the Results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10040836, 15 minutes prior to the initiation of the call.

By Order of the Board
NetEase, Inc.
William Lei Ding
Director

Hangzhou, China, August 5, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Grace Tang, Ms. Alice Cheng, Mr. Joseph Tong and Mr. Michael Leung as the independent directors.